FORWARD FUNDS

101 California Street, 16th Floor

San Francisco, CA 94111

July 11, 2017

VIA EDGAR

Mr. Kenneth Ellington

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 02549

EllingtonK@SEC.gov

Re:	Forward Funds (the “Registrant”)
File Nos. 033-48940; 811-06722
Form N-CSR Certified Shareholder Report

Re:    Responses to Comments on Certified Shareholder Report on Form N-CSR

Dear Mr. Ellington:

The following is the Registrant’s response to the comment that we received from you by telephone on June 27, 2017, regarding the Registrant’s Certified Shareholder Report on Form N-CSR (the “Shareholder Report”), filed with the Securities and Exchange Commission (“SEC”) on March 8, 2017. Your comment and the Registrant’s response is set forth below. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Shareholder Report.

Comment: With respect to the Financial Highlights section relating to the Salient Select Income Fund, Salient Select Opportunity Fund, Salient Tactical Real Estate Fund, Salient International Dividend Signal Fund, Salient Tactical Growth Fund and Salient Tactical Muni & Credit Fund, please remove the “Ratios to Average Net Assets (excluding interest and dividends on short sales), or reorder the presentation of the “Ratios to Average Net Assets (including interest and dividends on short sales)” and the “Ratios to Average Net Assets (excluding interest and dividends on short sales)” so that the ratio including interest and dividends on short sales is more prominently displayed than the ratio excluding interest and dividends on short sales in connection with future filings on Form N-CSR. Alternatively, the ratio excluding interest and dividends on short sales may be included as a footnote rather than as an entry in the Financial Highlights section.

Response: It is Registrant’s belief that shareholders are better served by the Fund’s inclusion of both ratios as entries in the Financial Highlights. Accordingly, Registrant respectfully declines to remove the ratio excluding interest and dividends on short sales, or to move this ratio to a footnote. However, Registrant will consider revising the presentation of

U.S. Securities and Exchange Commission

July 11, 2017

the two ratios to afford greater prominence to the ratio including interest and dividends on short sales in connection with future Form N-CSR filings.

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If you have any questions regarding the matters discussed above, please feel free to call me at (617) 261-3166.

Sincerely,

/s/ Richard F. Kerr
Richard F. Kerr, Esq.

cc:	Paul Bachtold, Chief Compliance Officer, Forward Funds and Salient MF Trust
Jonathan W. DePriest, Esq., Salient Partners, L.P.
Barbara H. Tolle, Treasurer, Forward Funds and Salient MF Trust
George J. Zornada, Esq., K&L Gates LLP
Vilma DeVooght, Esq., ALPS Fund Services, Inc.